FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For July 6, 2016

DESWELL INDUSTRIES, INC.
(Registrant’s name in English)

17B Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
 (Address of principal executive offices)

Deswell Announces Adoption of Semi-Annual Financial Results Reporting Schedule

MACAO--(BUSINESS WIRE)--July 6, 2016--Deswell Industries, Inc. (Nasdaq:DSWL) today announced that going forward it will release financial results semi-annually, rather than quarterly as it has done in the past. Under the new practice, the Company expects to report its semi-annual unaudited financial results for the first half of fiscal year 2017 in November 2016, and to report semi–annual financial results approximately every six months thereafter. The Company remains committed to continued compliance with all applicable United States Securities and Exchange Commission (the “SEC”) filing requirements, including filing with the SEC a Form 6-K that includes an interim balance sheet as of the end of the Company’s second fiscal quarter and a semi-annual income statement for the first two quarters and the filing of the Company’s annual report on Form 20-F with the SEC.

Mr. Edward So, Chief Executive Officer, commented, “After careful consideration, we have decided to adopt a semi-annual reporting schedule, consistent with many other foreign issuers, in order to minimize corporate overhead as we look to drive enhanced profitability in our business. Importantly, we remain fully committed to maintaining consistent and transparent communications with the investment community.”

About Deswell

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic molds and accessory parts for original equipment manufacturers (“OEMs”) and contract manufacturers at its factories in the People’s Republic of China. The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount (“SMT”) and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals.

To learn more about Deswell Industries, Inc., please visit the Company’s website at www.deswell.com.

Forward-Looking Statements

Statements in this press release that are "forward-looking statements" are based on current expectations and assumptions that are subject to risks and uncertainties. For example, our statements regarding our expected growth in sales from the electronic division in the coming year and our efforts to reduce overhead costs in our plastic division are forward-looking statements. Actual results could differ materially because of the following factors, among others, which may cause revenues and income to fall short of anticipated levels or our overhead expenses to increase: our dependence on a few major customers; vigorous competition forcing product price reductions or discounts; the timing and amount of significant orders from our relatively few significant customers; continuing increases in resin prices that cannot be passed on to customers; unexpected production delays; obsolete inventory or product returns; losses resulting from fraudulent activity of our customers or employees; labor shortages that increase labor and costs; changes in the mix of product products we manufacture and sell; adverse currency fluctuations in the renminbi and Hong Kong dollar when translated to US dollars; potential new accounting pronouncements; and the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome, on general economic activity.

For further information regarding risks and uncertainties associated with the Company’s business, please refer to the “Risk Factors” section of Company’s Annual Report on Form 20-F, copies of which may be obtained from the Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

All information in this release is made as of the date of this press release. Deswell undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Deswell’s expectations.

CONTACT:
Investor Relations:
Institutional Marketing Services (IMS)
John Nesbett/Jennifer Belodeau
203.972.9200

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

For and on behalf of Deswell Industries, Inc. By

/s/ Edward So
Edward So
Chief Executive Officer

Date: July 6, 2016